

October 5, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Claus Wagner Bartak
Chairman and President
Red Reef Laboratories International, Inc.
450 Fairway Drive, #103
Deerfield Beach, FL 33441

Re: Red Reef Laboratories International, Inc.
Amendment #2 to Form 10-SB
Filed on September 28, 2007
File No. 0-52658

Dear Mr. Bartak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Concentrations of Business and Credit Risks, page 36</u>

1. We note your response from prior comment 14. Please expand your disclosures to explain the purpose of the $140,000 one-time licensing fee as to distinguish it from the $300,000 initial non-refundable fee.

2. As requested, please disclose how you earned this revenue, whether it is recurring or non-recurring, and how you are recognizing this revenue.

3. We note you have deleted the discussion of the licensing agreement from your discussion of changes in revenues on page 18. Please revise and ensure that your disclosures regarding the licensing agreement are sufficiently detailed and consistent throughout your filing.

Financial Statements for the Fiscal Year Ended September 30, 2006

4. We note the revisions to your balance sheet in response to prior comment 17. As requested please make the following additional revisions to appropriately reflect the forward stock split.

- Revise your weighted average shares and net loss per share within your statement of operations.
- Revise the number of shares issued for services as disclosed in Note 6 on page 51.

Pro Forma Financial Statements

5. Please revise your pro forma statements of operations to include earnings per share in accordance with paragraph 58(c) of SFAS 141. Also note that the interim pro forma balance sheet is not required because the transaction is already reflected in the historic balance sheet as of June 30, 2007. Refer to Article 11-02(c)(1) of Regulation S-X.

FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2007

Exhibit 31.1

6. We note the introduction which identifies the certifying individual and includes that individual's title, which is not required as the certifying officer is signing the certificate in a personal capacity. Also you refer to the "quarterly report" rather than just "report." In your future filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-B.

General

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant at (202) 551-3753 or, in his absence, Jennifer Thompson, Staff Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director